

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Mr. Ammar Al-Joundi
Executive Vice-President and Chief Financial Officer
Barrick Gold Corporation
Brookfield Place,
TD Canada Trust Tower
Suite 3700, 161 Bay Street,
P.O. Box 212
Toronto, Ontario M5J 2S1
Canada

>   **Re: Barrick Gold Corporation**
>   **Form 40-F for Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 001-09059**

Dear Mr. Al-Joundi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining